THE CENTRAL EUROPEAN EQUITY FUND, INC. (THE "FUND")

                                   FORM N-SAR
                           FOR THE YEAR ENDED 10/31/02

                                  SUB-ITEM 77D

                     AMENDMENT OF THE NON-FUNDAMENTAL POLICY

The Board of Directors adopted the following non-fundamental policy for the Fund at its April 26, 2002 meeting:

1. The Fund will invest, under normal circumstances, at least 80% of the value of its net assets (plus 80% of any borrowings made for investment purposes) in equity securities of issues domiciled in Central Europe;

2.   For this purpose, an issuer is "domiciled" in a country or region if

          (a) It is organized under the laws of that country, or a country within that region,

          (b) It maintains its principal place of business in that country or region,

          (c) It derives 50% or more of its annual revenues or profits from goods produced or sold, investments made or services performed in that country or region, as determined in good faith by the Manager,

          (d) It has 50% or more of its assets in that country or region, as determined in good faith by the Manager, or

          (e) Its equity securities are traded principally in that country or region.

     If an issuer could be considered domiciled in more than one country under the above criteria, the Manager shall determine the appropriate domicile in the issuer's circumstances based on the predominant criterion or criteria. For this purpose, the term "Central Europe" has the meaning set forth in the Fund's investment objective.

3. The Fund will provide its shareholders with at least 60 days' prior notice of any change in the above policy.

The effective date of the above non-fundamental policy was July 31, 2002.